MINTZ & FRAADE, P.C.
COUNSELORS AT LAW
488 MADISON AVENUE
NEW YORK, NEW YORK 10022

TELEPHONE	OF COUNSEL
(212) 486-2500	EDWARD C. KRAMER
ARTHUR L. PORTER, JR
SEYMOUR REITKNECHT
TELECOPIER	I. FREDERICK SHOTKIN
(212) 486-0701	JOSEPH J. TOMASEK

January 11, 2013

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Madison Venture Capital Group, Inc.
Amendment No. 2 to Form 10
Filed October 9, 2012
File No. 000-54702

Dear Sir:

We represent Madison Venture Capital Group, Inc. (the “Company”).  We are replying on the Company’s behalf to the comment letter dated October 16, 2012.  We have set forth below your comments and our response to said comment.

Exhibit 16

1.           We note your auditor references Item 13 and Item 15 in their letter filed in Exhibit 16; however your disclosure regarding changes in and disagreements with accountants on accounting and financial disclosure matters is included in Item 14.  Please obtain an updated letter from your accountants referencing the relevant disclosures.

The letter from the Company’s independent accountant, filed as Exhibit 16.1, has been updated to reference the disclosures included in Item 14 of the Third Amended Form 10-12G filed with the Securities and Exchange Commission on January 11, 2013.

Other Exchange Act Reports

2.           Please file a Form 10-Q for your quarterly period ended June 30, 2012.  Please note that this quarterly report was due 45 days after your Form 10 was effective.  When filing such Form 10-Q, consider the fact that this Form 10-Q will not be filed timely and the impact on your conclusion on the effectiveness of your disclosure controls and procedures (e.g. ineffective) as of June 30, 2012.

The Company is in the process of completing quarterly reports on Form 10-Q for the periods ended June 30, 2012 and September 30, 2012, which will be filed after this amended Form 10.  In those quarterly reports, the Company will take into account the fact that the reports were not timely filed and the impact of those late filings upon the Company’s conclusion on the effectiveness of its disclosure controls and procedures as of June 30, 2012 and September 30, 2012.

If you have any questions please contact the undersigned.

Respectfully Submitted,

Mintz & Fraade, P.C.

By: /s/Alan P. Fraade____
      Alan P. Fraade

APF:rge
Enclosure